Mail Stop 6010

      August 9, 2005



VIA U.S. MAIL AND FAX 61 73221 9788

Mr. James D. MacDonald
Chief Financial Officer
Metal Storm Limited
Level 34, Central Plaza One
345 Queen Street
Brisbane, QLD, 4000
Australia

	Re:	Metal Storm Limited
		Form 20-F for the year ended December 31, 2004
		Filed June 15, 2005
		File No. 000-31212


Dear Mr. MacDonald:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 20-F for the year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

1. We note that your auditors did not audit the cumulative balance from the date of inception (April 13, 1994) through December 31, 2004. An auditors association with the cumulative data is required on an annual basis as long as you are in the development stage. Revise to include an auditors report clearly identifying this period as audited or discuss why you believe no audit is necessary.

Consolidated Balance Sheets, page F-3

2. Revise to present goodwill as a separate line item on your balance sheet as required by SFAS 142, paragraph 43.

Consolidated Statement of Cash Flows, page F-10

3. We note non-cash transactions including an acquisition consummated for, in part, non-cash consideration not summarized on page F-10. As required by SFAS 95, all non-cash financing and investing transactions should be summarized on the face of the statement of cash flows or disclosed in a single clearly identified footnote. If the acquisition was considered non-cash financing/investing activity for financial reporting purposes, revise to provide the disclosure required by paragraph 32 to SFAS 95.

Note 1. Summary of Significant Accounting Policies, page F-11

Basis of Presentation, page F-11

4. We note that the financial statements are presented in U.S. dollars. Revise the financial statement footnotes to quantify all amounts in terms of U.S. dollars. We refer, particularly, to the options issued to executives and employees in Note 15. Revise all narratives throughout the filing to quantify amounts and balances in terms of U.S. dollars, as well. We will not object if you wish to also quantify these amounts in terms of Austrian dollars.
However,
the current presentation is confusing.


      As appropriate, please amend your Form 20-F for the year ending
December 31, 2004 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, or me at (202) 551-3554 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671.



								Sincerely,


								Angela Crane
								Branch Chief


Mr. James D. MacDonald
Metal Storm Limited
August 9, 2005
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